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FEB 19 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GFA Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue, 27th Floor
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Fisher, Managing Partner (917) 414-4009
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Ste 1632, New York, NY 10107
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gregg Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GFA Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Gregg Fisher, Managing Partner

FAI T LEUNG
Notary Public, State of New York
Registration #01LE6325124
Qualified In New York County
Commission Expires May 18, 2019

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

GFA SECURITIES, LLC
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
GFA Securities, LLC

We have audited the accompanying financial statements of GFA Securities, LLC, (the "Company") (a New York company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GFA Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

GFA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Current Assets		
Cash in Bank	$	68,585
Commissions Receivable		21,563
Prepaid Expenses		73,023
Total Current Assets		163,171
Fixed Assets		
Equipment		67,998
Leasehold Improvements		158,662
Fixed Assets, at cost		226,660
Accumulated Depreciation		-111,234
Book Value of Fixed Assets		115,426
TOTAL ASSETS	$	278,597
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Accounts Payable and Accrued Expenses	$	9,750
Total Current Liabilities		9,750
TOTAL LIABILITIES		9,750
Member's Equity		268,847
TOTAL MEMBER'S EQUITY		268,847
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	278,597

See independent auditor's report and notes to financial statements

GFA SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUES			
Commissions and various trailing revenues		$	268,945
	TOTAL REVENUE		268,945
EXPENSES			
Professional fees		$	25,150
Regulatory fees			37,457
Commissions			46,122
Depreciation expense			9,000
Operating expenses			122,677
	TOTAL EXPENSES		240,406
	NET INCOME	$	28,539

See independent auditor's report and notes to financial statements

GFA SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

Balance - beginning of year	$	240,308
Net Income		28,539
Balance - end of year	$	268,847

See independent auditor's report and notes to financial statements

GFA SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities		
Net Income	$	28,539
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation Expense		9,000
(Increase) decrease in assets:		
Commissions receivable		16,032
Prepaid Expenses		(39,406)
Increase (decrease) in liabilities:		
Accounts Payable and Accrued expenses		2,086
Total adjustments		(12,288)
Net cash provided by operating activities		16,251
Net Change in Cash		16,251
Cash - Beginning of year		52,334
Cash - End of year	$	68,585

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income taxes	$	-

See independent auditor's report and notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GFA Securities, LLC (the "Company") is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and the Securities and Exchange Commission (SEC). The Company's revenue is primarily derived from transactions through the purchases and sale of mutual fund shares, variable annuities, variable life products and state sponsored college 529 funds.

These financial statements are presented on the accrual basis of accounting.

Accounts Receivable

The Company earns their revenue through initial and ongoing trailing commissions, which are based on the investment by their clients into certain investments, which the Company is registered to offer. Accordingly, these commissions are calculated quarterly and are generally paid within 30 days from the quarter they were earned. All receivables are earned and payable to the Company as per signed sales agreements. It is the expectation of management that all receivables will be collected and, accordingly, no allowance for doubtful accounts has been estimated.

Significant Credit Risk and Estimates

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost, less allowances for depreciation.

Depreciation is computed using the straight-line or modified accelerated cost recovery systems based on useful lives established by income tax law as follows:

Equipment – 5 to 7 years
Leasehold Improvements - 15 years

Maintenance, repairs and minor renewals, are expensed as incurred and additions, improvements, replacements, betterments and major renewals are capitalized. When property and equipment are abandoned, retired, or otherwise disposed of, the cost and related allowances are removed from the accounts and the profit or loss thereon is reflected in income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company, organized in the state of New York as a single member limited liability company, is considered a disregarded entity for federal and state income tax purposes and its activities are included in the tax return of its member. Accordingly, there is no provision for federal or state income taxes, since these taxes are the personal responsibility of the member.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

3. RELATED PARTY TRANSACTIONS

The Company receives specified administrative and support services from an affiliated company, which is under common control and ownership. Under a written agreement, between the Company and its affiliate, the affiliate has agreed to assume responsibility for certain expenses. These expenses include office rent, general administrative, management fees and human resource costs, herein referred as "Support Facilities" and indicated that the Company is not directly or indirectly liable to the affiliate for these expenses. The affiliate has demonstrated that it has adequate resources to pay these expenses. In addition, the affiliate has agreed to provide the Company with marketing support, as the affiliate deems appropriate. Both the affiliate and the Company understand and acknowledge that the Company shall have sole and ultimate responsibility for the content and usage of any marketing materials. For the year ended December 31, 2015 the Company made payments for the above allocated expenses totaling $130,000.

4. NON-COMPETITION COVENANT

The affiliate, through a written agreement, states that it will not provide to other persons or entities which are engaged in direct competition with the Company any "Support Facilities" which are the same or substantially similar to the "Support Facilities" provided through the written agreement as stated in note 3, where it would directly and substantially aid such competitors in competing with the Company and which may be damaging to the goodwill, reputation or other interests of the Company. In addition, the Company agrees that it shall not provide any of its services to any person or entity that would be considered competitive services to those provided by its affiliate or any of their affiliated companies.

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015 the Company had net capital of $63,029, which was $58,029 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 15.47% as of December 31, 2015.

6. SIPC ASSESSMENT RECONCILIATION PURSUANT TO SEC RULE 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

7. COMMITMENTS AND CONTINGENCIES

The Company did not have any commitments or contingencies at December 31, 2015.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and believes that there are no subsequent events requiring disclosure as of February 1, 2016 when the financial statements were issued.

GFA SECURITIES, LLC

Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net Capital		
Member's equity	$	268,847
Deductions and/or charges to Net Capital		
Non-allowable assets		(205,818)
Net Capital before haircuts on securities positions		63,029
Haircuts and undue concentration		-
Adjusted Net Capital	$	63,029
Aggregate Indebtedness	$	9,750
Minimum Net Capital required	$	5,000
Excess of Net Capital over minimum requirements	$	58,029
Percentage of aggregate indebtedness to Net Capital		15.47%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015)

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$	63,029
Audit adjustments		-
Net Capital per above	$	63,029

GFA SECURITIES, LLC

Schedule 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, would be required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the member of
GFA Securities, LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) GFA Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that GFA Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

GFA Securities, LLC
Exemption Report pursuant to SEC Rule 15c3-3
For the Year Ended December 31, 2015

GFA Securities, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions for the year ended December 31, 2015 without exception.

Gregg Fisher, Managing Partner